EXHIBIT 99.4

ARIZONA PUBLIC SERVICE COMPANY
NON-GAAP MEASURE RECONCILIATION — OPERATING INCOME (GAAP MEASURE) TO GROSS MARGIN (NON-GAAP MEASURE)
(in thousands)

	THREE MONTHS ENDED		Pretax	After Tax
	MARCH 31,		Increase	Increase
	2005	2004	(Decrease)	(Decrease)
RECONCILIATION OF GROSS MARGIN
Operating Income (closest GAAP measure)	$58,743	$67,050	$(8,307)	$(5,037)
Plus:
Operations and maintenance	142,294	125,912	16,382	9,932
Depreciation and amortization	82,214	88,848	(6,634)	(4,022)
Income taxes	16,380	17,362	(982)	(595)
Other taxes	31,445	27,580	3,865	2,343

Gross margin	$331,076	$326,752	$4,324	$2,621